                                                                    Exhibit 16.1



October 19, 2001



Securities and Exchange Commission
Washington, D.C.  20549


Gentlemen:

We were previously the independent accountants for Surety Capital Corporation (Commission File Number 001-12818), and on March 2, 2001 we reported on the consolidated financial statements of Surety Capital Corporation as of and for the two years ended December 31, 2000. On October 12, 2001, we informed Surety Capital Corporation that our partners and employees had merged with McGladrey & Pullen, LLP and we would no longer be the independent auditor for Surety Capital Corporation. We have read the Surety Capital Corporation statements included under Item 4 of its Form 8-K dated October 19, 2001, and we agree with such statements.




Fisk & Robinson, P.C.
Dallas, Texas
October 19, 2001